Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months ended June 30, 2015 and 2014

July 28, 2015

2015 Second Quarter Financial Results

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated July 28, 2015. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and six months ended June 30, 2015 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2014 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2014 dated February 2, 2015 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this Mshare and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and six months ended June 30, 2015 and up to and including July 28, 2015.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2014, is available on‑line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A cD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of ontains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;
•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

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The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 2, 2015 Annual Information Form for the year ended December 31, 2014 (the “AIF”).

Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes, and certain other non-cash, infrequent charges all as disclosed in the reconciliation of net earnings/loss to adjusted earnings included in this MD&A. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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selected financial information

The following table sets forth consolidated statements of operations data, which is expressed in thousands of U.S. dollars, except share and per share amounts, for the periods indicated as well as certain balance sheet data as at June 30, 2015 and December 31, 2014.

	Three months ended		Three months ended		Six months ended		Six months ended
	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014

Revenue
Royalties	$34,990	100%	$25,655	100%	$55,400	100%	$51,633	100%

Operating expenses
Cost of revenue	16,131	46%	14,472	56%	35,597	64%	29,102	56%
Research and development	713	2%	660	3%	1,432	3%	1,268	2%
Marketing, general and administrative	2,212	6%	2,810	11%	4,463	8%	5,742	11%
Foreign exchange loss (gain)	8	0%	(1,112)	(4%)	2,294	4%	277	1%
Total operating expenses	19,064	54%	16,830	66%	43,786	79%	36,389	70%
Earnings from operations	15,926	46%	8,825	34%	11,614	21%	15,244	30%

Investment income	119	0%	143	1%	241	0%	278	1%
Earnings before income taxes	16,045	46%	8,968	35%	11,855	21%	15,522	30%

Provision for income tax expense
Current	1,031	3%	1,338	5%	2,034	4%	2,780	5%
Deferred	4,056	12%	2,031	8%	3,621	7%	3,174	6%
	5,087	15%	3,369	13%	5,655	10%	5,954	12%
Net earnings	$10,958	31%	$5,599	22%	$6,200	11%	$9,568	19%

Earnings per share
Basic	$0.09		$0.05		$0.05		$0.08
Diluted	0.09		0.05		0.05		0.08

Weighted average number of common shares
Basic	120,747,848		120,065,465		120,610,828		119,991,276
Diluted	120,749,618		120,335,029		120,647,995		120,297,384

	As at June 30, 2015	As at December 31, 2014

Cash and cash equivalents	$112,839	$126,311
Short-term investments	1,241	1,336
Total assets	328,593	313,194

Long-term debt	-	-
Dividends declared per common share	0.1050	0.1800

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Results of operations overview

Revenues for the three and six months ended June 30, 2015 were $34,990 and $55,400, respectively,  representing an increase of $9,335 or 36% and $3,767 or 7%, respectively, over the same periods last year.  The increase in revenues is primarily attributable to a significant license agreement signed during the three months ended June 30, 2015 partially offset by lower fixed-payment amounts for certain agreements.

Operating expenses for the three and six months ended June 30, 2014 were $19,064 or 54% of revenues and $43,786 or 79% of revenues, respectively, representing an increase of $2,234 or 13% and $7,397 or 20%, respectively, as compared to the three and six months ended June 30, 2014.  The increase in operating expenses is primarily attributable to higher litigation and amortization expense.

Litigation expense, which is included in cost of revenue, accounted for approximately $3,145 or 16% and $9,385 or 21% of total operating expenses for the three and six months ended June 30, 2015, respectively, as compared to $1,656 or 10% and $3,365 or 9% of total operating expenses for the three and six months ended June 30, 2014, respectively.  Our preference is to negotiate licenses without the use of litigation; that is not, however, always possible. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.  Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any particular litigation. Given the number of litigations we are currently involved in, we do expect litigation expenses to increase from fiscal 2014 levels, perhaps materially, in the absence of any success fee payments.

We recorded net earnings for the three and six months ended June 30, 2015 of $10,958 or $0.09 per basic and diluted share and $6,200 or $0.05 per basic and diluted share, respectively, as compared to net earnings for the three and six months ended June 30, 2014 of $5,599 or $0.05 per basic and diluted share and $9,568 or $0.08 per basic and diluted share, respectively.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings/loss to the adjusted earnings/loss.

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net earnings (loss) under GAAP	$10,958	$5,599	$6,200	$9,568

Adjusted for:
Unrealized foreign exchange (gain) loss	(646)	(1,342)	1,102	(493)
Depreciation and amortization	9,242	8,524	18,230	17,141
Stock based compensation	210	470	482	1,217
Disposal of assets loss	-	3	-	6
Income tax expense	5,087	3,369	5,655	5,954
Adjusted earnings (loss)	$24,851	$16,623	$31,669	$33,393

Adjusted earnings per basic share	$0.21	$0.14	$0.26	$0.28
Earnings (loss) per basic share under GAAP	$0.09	$0.05	$0.05	$0.08

Weighted average number of common shares
Basic	120,747,848	120,065,465	120,610,828	119,991,276
Diluted	120,749,618	120,749,618	120,647,995	120,297,384

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The adjusted earnings for the three and six months ended June 30, 2015 were $24,851 and $31,669, respectively, as compared to adjusted earnings of $16,623 and $33,393 for the three and six months ended June 30, 2014, respectively.  The increase in adjusted earnings for the three months ended June 30, 2015 as compared to the same period last year is primarily attributable to the increase in revenue. The decrease in adjusted earnings for the six months ended June 30, 2015 as compared to the same period last year is primarily attributable to the increase in litigation expenses partially offset by an increase in revenue.

Results of Operations for the three and six months ended June 30, 2015 as compared to the three and six months ended June 30, 2014

Revenues

Revenues for the three and six months ended June 30, 2015 were $34,990 and $55,400, respectively, representing an increase of $9,335 or 36% and $3,767 or 7%, respectively, over the three and six months ended June 30, 2014.

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Revenues	$34,990	$25,655	$55,400	$51,633
Increase from comparative period	36%		7%

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

For the three and six months ended June 30, 2015 and 2014, there were no revenues from brokerage. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

One licensee accounted for 46% of revenues from royalties for the three months ended June 30, 2015, as compared to three licensees which individually accounted for 12%, 12% and 10% for the same period last year. Two licensees individually accounted for 29% and 11% of revenues from royalties for the six months ended June 30, 2015, as compared to two licensees which individually accounted for 18% and 12% of revenue from royalties for the same period last year.

For the three and six months ended June 30, 2015, the top ten licensees accounted for 90% and 84% of revenues from royalties, respectively, as compared to 74% and 75% for the same periods last year.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee related costs and other costs incurred in conducting license negotiations,  contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to the management of our patent portfolio as cost of revenue.  The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired, and other general administrative tasks.   Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly.  We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation and amortization expenses are not necessarily variable with revenues.  We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

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The table below provides the details of cost of revenue:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Compensation and benefits	$1,952	$1,901	$3,944	$4,271
Litigation	3,145	1,656	9,385	3,365
Partner royalties & contingent legal fees	121	-	776	-
Patent maintenance, prosecution, and evaluation	1,352	2,073	2,696	3,403
Amortization of patents	9,134	8,332	17,979	16,723
Stock-based compensation	112	95	238	453
Other	315	415	579	887
	$16,131	$14,472	$35,597	$29,102
Percent of revenue	46%	56%	64%	56%
Increase from comparative period	11%		22%

Cost of revenue for the three and six months ended June 30, 2015 was $16,131 or 46% and $35,597 or 64% of revenues, respectively, as compared to $14,472 or 56% and $29,102 or 56% of revenues for the same periods last year.  The increase in expenses is primarily attributable to an increase in litigation and amortization expense partially offset by a decrease in patent maintenance, prosecution and evaluation expenses. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. As a result of the expansion of the number of our licensing programs, the acquisition of over 7,000 patents in June 2015 which will result in an increase in patent maintenance fees and related costs, and an increase in litigation matters, cost of revenue is expected to increase in fiscal 2015.

Litigations are a normal part of our business which may extend over multiple years and is principally a discretionary cost not directly related to or necessarily proportional to the revenues we generate.  Our external litigation expenses consist of all expenses related to the conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

Pursuant to our engagement with McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee. McKools is entitled to receive a percentage of the proceeds actually received pursuant to the license agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next fifteen months. We accrued the full amount of the success fee obligation in fiscal 2011. As at June 30, 2015, the current and long-term portion of the success fee obligation is $3,334 and $1,896, respectively. During the six months ended June 30, 2015, we paid McKools $2,145 (six months ended June 30, 2014 - $2,409) based on proceeds collected as of March 31, 2015.

For the three and six months ended June 30, 2015, litigation expenses amounted to $3,145 and $9,385, respectively, as compared to $1,656 and $3,365 for the same periods last year. The increase in litigation for the three and six months ended June 30, 2015 is attributable to an increase in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter. We expect an increase in litigation expenses in fiscal 2015 given the level of litigation matters that are currently active.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position. We are currently not subject to any claims or lawsuits, which could result in a financial loss, and therefore no amounts have been accrued.

On December 16, 2013, we engaged the services of McKools to represent us in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, we have agreed to pay McKools a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these

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patent infringement litigations. As at June 30, 2015, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

All fixed fee amounts are expensed in the period they are incurred.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries, have contingent partner payment arrangements with the previous patent owners and most often have contingent legal fee arrangements with law firms. As these licensing programs generate revenues we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenues recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenues each period.

Research and development expense (“R&D”)

Our R&D efforts are specifically focused on generating patents in advanced wireless technologies. The costs associated with these efforts, principally staff costs (including stock-based compensation) and certain external consultants, are classified as R&D.

The table below provides the details of R&D expense:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Compensation and benefits	$530	$482	$1,114	$1,027
Depreciation	2	45	7	106
Stock-based compensation	5	32	35	9
Other	176	101	276	126
	$713	$660	$1,432	$1,268
Percent of revenue	2%	3%	3%	2%
Increase from comparative period	8%		13%

For the three and six months ended June 30, 2015, R&D expenses were $713 or 2% and $1,432 or 3% of revenue, respectively, as compared to $660 or 3% of revenue and $1,268 or 2% of revenue for the three and six months ended June 30, 2014, respectively. The increase in spending for the three and six months ended June 30, 2015 is primarily attributable to an increase in  staffing and consulting costs partially offset by a decrease in depreciation.

We believe staffing levels are sufficient for the foreseeable future and therefore do not expect these expenses to increase materially from current levels.

Marketing, general and administration expense (“MG&A”)

MG&A expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

The table below provides the details of MG&A expense:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Compensation and benefits	$758	$1,219	$1,949	$1,985
Depreciation	108	161	226	325
Stock-based compensation	72	331	188	743
Public company costs	410	508	725	1,303
Facilities	152	180	301	363
Other	712	411	1,074	1,023
	$2,212	$2,810	$4,463	$5,742
Percent of revenue	6%	11%	8%	11%
Decrease from comparative period	(21%)		(22%)

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MG&A expenses for the three and six months ended June 30, 2015, amounted to $2,212 or 6% of revenues and $4,463 or 8% of revenues, respectively, as compared to $2,810 or 11% of revenue and $5,742or 11% of revenues for the same periods last year.  The decrease in spending for the three months ended June 30, 2015 is primarily attributable to a decrease in compensation and benefits as a result of lower accrued variable compensation costs and stock-based compensation cost, partially offset by an increase in other costs as a result of an increase in the allowance for doubtful accounts. The decrease in spending for the six months ended June 30, 2015 is primarily attributable to a decrease in stock-based compensation cost and public company costs for the accrued costs related to deferred stock units granted to certain non-executive members of our board during the three months ended March 31, 2014.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation spending.

Foreign exchange gain/loss

The table below provides the details of the foreign exchange gain/loss:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Realized foreign exchange loss	$654	$230	$1,192	$770
Unrealized foreign exchange loss	(646)	(1,342)	1,102	(493)
	$8	$(1,112)	$2,294	$277
Percent of revenue	0%	(4%)	4%	1%
Increase from comparative period	(101%)		728%

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange gain/loss recognized in the three and six months ended June 30, 2015 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable and accrued liabilities, denominated in Canadian dollars to U.S. dollars and foreign exchange contracts we held at June 30, 2015. For the three months ended June 30, 2015, the change from the same period last year is attributable to a decrease in the level of monetary accounts denominated in Canadian dollars and a decrease in the notional value of foreign exchange contracts held as at June 30, 2015. For the six months ended June 30, 2015, the change from the same period last year is primarily attributable to an increase in the loss on foreign exchange contracts held as at June 30, 2015.

From time to time we utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at June 30, 2015, we held foreign exchange forward contracts with a notional value of approximately $7,000 which mature at various dates through to October 2015. During the six months ended June 30, 2015, we recorded an unrealized foreign exchange loss of approximately $303 related to the foreign exchange forward contracts held as at June 30, 2015.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three and six months ended June 30, 2015 was $119 and $241, respectively as compared to $143 and $278 for the three and six months ended June 30, 2014, respectively.  Investment income includes interest earned on deposits and short-term investments. The decrease in investment income for the three and six months ended June 30, 2015 is attributable to a decreased cash position.

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Provision for income taxes

The table below provides the details of income tax expense:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Current income tax expense	$1,031	$1,338	$2,034	$2,780
Deferred income tax expense (recovery)	4,056	2,031	3,621	3,174
	$5,087	$3,369	$5,655	$5,954

Current income tax expense % of revenue	2.9%	5.2%	3.7%	5.4%

Income tax expense for the three and six months ended June 30, 2015 was $5,087 and $5,655, respectively, as compared to $3,369 and $5,954 for the same periods last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three and six months ended June 30, 2015 and 2014 was approximately 26.5%.

The increase in the deferred income tax expense is primarily attributable to the utilization of certain Canadian loss carryforwards and an increase in the valuation allowance. There is a valuation allowance of $18,113 as at June 30, 2015 (December 31, 2014 - $14,323) against deferred tax assets for our Canadian and U.S. subsidiaries.  We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S. subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionate when compared to our estimated average annual rate.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three and six months ended June 30, 2015, we recorded non-refundable investment tax credits earned of nil.

The current income tax expense for the three and six months ended June 30, 2015 and 2014, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three and six months ended June 30, 2015 was 2.9% of revenue and 3.7% of revenue, respectively, as compared to 5.2% and 5.4% of revenue for the same periods last year. The decrease in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is tax treaty relief.

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selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended June 30, 2015	Three months ended March 31, 2015	Three months ended December 31, 2014	Three months ended September 30, 2014

Revenues	$34,990	$20,410	$22,102	$24,576

Adjusted earnings (1)	$15,399	$(2,442)	$2,868	$3,614

Adjusted earnings per share (1)
Basic	$0.13	$(0.02)	$0.02	$0.03
Diluted	$0.13	$(0.02)	$0.02	$0.03

Net earnings (loss)	$10,958	$(4,758)	$518	$(375)

Net earnings (loss) per share
Basic	$0.09	$(0.04)	$0.00	$(0.00)
Diluted	$0.09	$(0.04)	$0.00	$(0.00)

Weighted average number of common shares
Basic	120,747,848	120,472,290	120,215,989	120,211,493
Diluted	120,749,618	120,472,290	120,415,297	120,211,493

Thousands of U.S. dollars except per share amounts	Three months ended June 30, 2014	Three months ended March 31, 2014	Three months ended December 31, 2013	Three months ended September 30, 2013

Revenues	$25,655	$25,978	$29,175	$20,724

Adjusted earnings (loss) (1)	16,623	$16,769	$17,227	$(263)

Adjusted earnings (loss) per share (1)
Basic	$0.14	$0.14	$0.14	$-
Diluted	$0.14	$0.14	$0.14	$-

Net earnings (loss)	$5,599	$3,969	$2,432	$(6,459)

Net earnings (loss) per share
Basic	0.05	$0.03	$0.02	$(0.05)
Diluted	$0.05	$0.03	$0.02	$(0.05)

Weighted average number of common shares
Basic	120,065,465	119,916,260	119,972,775	120,701,944
Diluted	120,335,029	120,260,260	120,350,286	120,701,944

1.	Adjusted earnings and adjusted earnings per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of Adjusted Earnings” contained in this MD&A.

Prior to the three months ended June 30, 2015, our revenues had decreased over the past five quarters due to the timing and amount of fixed and lump sum payment based licenses. Our operating expenses have increased over the past six quarters which is primarily attributable to an increase in litigation spending as a result of a higher number of litigation matters, the expansion of our licensing programs and an increase in foreign exchange losses. In addition, our quarterly expenses are impacted by timing of partner payment obligations and contingent legal fees associated with our partnering program.

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully and also include the following:

•

certain of our patents may be found invalid, unenforceable and/or not infringed, in whole or in part, by way of litigation or administrative proceedings or through changes in United States and other laws, potentially diminishing the value of these patents;

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•

developments in or changes to case law, statutes or regulations, or changes in economic conditions or attitudes, could potentially diminish the value of any or all of our patents and/or patent applications;

•

competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;
•	our ability to sign license agreements;
•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and
•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition. Further, the composition of our quarterly revenue could vary which could result in us incurring contingent litigation fees and partner payments and therefore fluctuations in our quarterly operating results.

Capital and Liquidity

Cash and cash equivalents and short-term investments amounted to $114,080 at June 30, 2015, representing a decrease of $13,567 from the $127,647 held at December 31, 2014. The decrease is primarily attributable to the payment of dividends totaling $10,188 and payments related to patent acquisitions totaling $13,164 which includes payments totaling $11,063 for the retirement of patent finance obligations for patents acquired in 2013 and 2014, partially offset by $9,552 of cash generated from operations.

At June 30, 2015 we had working capital of $72,773, long-term success fee obligation of $1,896 and patent finance obligations of $24,361 which relates to deferred payment terms on patents we acquired during fiscal 2013 and 2014.

During the six months ended June 30, 2015, patent acquisitions have totaled approximately $34,703 of which $32,602  was included in accounts payable and accrued liabilities as at June 30, 2015 and subsequently paid in July 2015.

At June 30, 2015, the current and long-term portions of the patent finance obligations are $10,159 and $24,361, respectively.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$3,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three and six months ended June 30, 2015, we had no borrowings under this facility.

Effective May 27, 2014, we received regulatory approval to make a normal course issuer bid (the “NCIB”) pursuant to which we are permitted to purchase up to 11,676,510 common shares for cancellation. The NCIB commenced on May 29, 2014 and was completed on May 28, 2015. During the six months ended June 30, 2015, we repurchased 125,000 common shares under the NCIB for a total of $329.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

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Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world. It is difficult to predict the timing and nature of future licenses from existing patent portfolios and from future patent portfolios we acquire or obtain through partnering arrangements.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at June 30, 2015, there were 120,747,848 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Stock Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at June 30, 2015, 12,074,785 common shares combined.  The common shares authorized for issuance under the Employee Stock Purchase Plan and the Deferred Stock Option Plan are limited to 800,000 and 430,000, respectively. As at June 30, 2015, we had 8,439,237 options outstanding, 251,062 deferred stock units outstanding and have issued 483,900 shares under the Employee Stock Purchase Plan.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  Our significant accounting policies are described in Note 2 of our audited consolidated financial statements and notes for the year ended December 31, 2014. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited consolidated financial statements and notes for the year ended December 31, 2014 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to Unaudited Condensed Consolidated Financial Statements updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three and six months ended June 30, 2015.

Goodwill

We have determined that there were no indications of possible impairment during the three and six months ended June 30, 2015.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2015, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at June 30, 2015. We based our evaluation on criteria established in “Internal Control over Financial Reporting – 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of June 30, 2015, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the six months ended June 30, 2015 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax	1.613.688.4894
www.wilan.com